UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 13, 2014

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F              x                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Act of 1934.

Yes                                                 No                 x

If “Yes” is marked, indicate the file number assigned to the registrant in connection with
Rule 12g3-2(b):82-

Index to Exhibits

The information contained in this Report on Form 6-K, including the information set forth in Exhibit 1 under the heading “Attachment Two: Summary of Key Terms of Employment Agreement”, but excluding the other information set forth in Exhibit 1, shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-185478), as such prospectus may be amended or supplemented from time to time.

The Chairman of Westpac Banking Corporation, Lindsay Maxsted, today announced that Gail Kelly has decided to retire as Chief Executive Officer on February 1, 2015. The Westpac Board has appointed Brian Hartzer to succeed Mrs Kelly as the Group’s CEO.

Mr Hartzer is currently Chief Executive, Australian Financial Services, responsible for the Westpac Group’s retail, business banking and wealth businesses, including Westpac Retail & Business Banking, St.George Banking Group and BT Financial Group.

Brian has more than 25 years’ experience in financial services. Before joining Westpac in 2012, he was Royal Bank of Scotland Chief Executive Officer UK Retail, Wealth and Ulster Bank. Mr Hartzer was previously a senior executive at ANZ, including its Chief Executive Officer, Australia, covering that bank’s domestic retail, commercial banking and wealth management businesses.

Index to Exhibits

Exhibit No.	Description

1	Media Release: Gail Kelly to retire and Brian Hartzer to become Westpac Group CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: November 13, 2014	By:	/s/ Sean Crellin
Sean Crellin
Director, Legal